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                                 EXHIBIT 21.1
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The Subsidiaries of the Company are:

Westower Holdings Ltd., a Wyoming corporation

Westower Communications Ltd., a British Columbia corporation (a wholly-owned subsidiary of Westower Holdings Ltd.)

Westower Communications Inc., a Washington corporation (a wholly-owned subsidiary of Westower Holdings Ltd.)

WTC Holdings Inc. (formerly known as 411677 Alberta Ltd.), a Wyoming corporation

Western Telecom Construction Ltd., an Alberta corporation (a wholly-owned subsidiary of WTC Holdings Inc.)

Ralph's Radio Inc., an Alberta corporation

344813 Alberta Ltd. (formerly known as Ralph's Auto Radio), an Alberta corporation

National Tower Service Ltd., an Ontario corporation

Westower Leasing Canada, Inc., a Canadian corporation

WTC Leasing Ltd. Partnership (The Company controls, either directly or indirectly, 100% of the interests in this partnership.)